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Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the year ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Income before extraordinary items	$614,713	$344,855	$397,796	$361,666	$272,349
Add:
Minority interest in income of majority owned subsidiaries	10,498	10,593	10,370	10,719	7,335
Distributed income from unconsolidated entities	37,811	51,740	45,948	30,169	29,903
Amortization of capitalized interest	1,890	1,706	1,323	724	380
Fixed Charges	700,286	726,007	776,347	692,984	499,645
Less:
Income from unconsolidated entities	(78,695)	(67,226)	(57,021)	(51,140)	(22,702)
Interest capitalization	(5,540)	(10,325)	(20,108)	(24,377)	(13,792)
Preferred distributions of consolidated subsidiaries	(11,340)	(26,085)	(40,602)	(32,252)	(7,816)

Earnings	$1,269,623	$1,031,265	$1,114,053	$988,493	$765,302

Fixed Charges:
Portion of rents representative of the interest factor	5,030	4,977	5,078	4,913	4,831
Interest on indebtedness (including amortization of debt expense)	678,376	684,620	710,559	631,442	473,206
Interest capitalized	5,540	10,325	20,108	24,377	13,792
Preferred distributions of consolidated subsidiaries	11,340	26,085	40,602	32,252	7,816

Fixed Charges	$700,286	$726,007	$776,347	$692,984	$499,645

Preferred Stock Dividends	64,201	51,360	36,808	37,071	33,655

Fixed Charges and Preferred Stock Dividends	$764,487	$777,367	$813,155	$730,055	$533,300

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.66	1.33	1.37	1.35	1.44

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  Exhibit 12.1